UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: : 001-33820

(Check One):

☐ Form 10-K  ☒ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D
☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:	December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Read attached instruction sheet before preparing form. Please print or type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

A-POWER ENERGY GENERATION SYSTEMS LTD

Full Name of Registrant:

CHINA ENERGY TECHNOLOGY LTD

Former Name if Applicable:

No. 44 Jingxing North Street

Address of Principal Executive Office (Street and Number):

Tiexi District
Shenyang, Liaoning, China 110021

City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.) ☐

1.	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

2.
The subject annual report, semi-annual report, transition report on Form10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

3.	The accountant's statement or other exhibit required by Rule 12b-25(c) hasbeen attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's independent auditor, MSCM LLP, resigned prior to completion of the audit of the Company's financial statements for the year ended December 31, 2010. Consequently, the Company will be unable to provide the Form 20-F including its audited financial statements on time without unreasonable effort or expense. The Company has previously announced that the Company and members of the Audit Committee of the Board of Directors will be meeting with other qualified independent auditing firms. The Company will announce its new independent auditor after the Audit Committee has selected a firm and an audit engagement contract has been entered into between the Company and that firm, and the Company will work as rapidly as possible with a new independent auditor to complete the audit of its financial statements for the year 2010 and to then file its annual report on Form 20-F.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Michael Zhang	(86) 10	6598 9855
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

(See attachment page for description of significant changes)

A-POWER ENERGY GENERATION SYSTEMS LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2011	By: /s/ Jinxiang Lu
Name: Jinxiang Lu
Title: Chairman and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

      1.      This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2.      One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3.      A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4       Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5.      Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sec. 232.201 or Sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).

Attachment page

Additional Information for Part IV. 3. (Description of significant changes)

Based on its review of operations for 2010, but prior to completion of the audit of the Company's financial statements as of and for the year ended December 31, 2010, the Company anticipates that total revenue for the year ended December 31, 2010 will amount to ($250.5 million), compared to $311.3 million for 2009, a decrease of approximately (19.5%) from 2009, reflecting decreased revenue in the Company's distributed power generation business and its wind turbine business, partially offset by an increase of LICEG Ltd. construction revenue and by revenue in the Company's solar equipment business acquired in 2010. The Company anticipated that its overall gross margin will decline, attributable primarily to decreased revenue, partially offset by increased revenue in the Company's lower-margin LICEG Ltd. business. The Company presently expects that it will achieve  operating income of approximately $0.3 million of the year ended December 31, 2010, compared to $38.2 million of income from operations in 2009, a decrease of approximately $37.9 million, resulting from decreased revenue, increased selling, general and administrative expenses, and the decrease in gross margin. The Company also expects that net income (GAAP income) for the year ended December 31, 2010, will be approximately $40.1 million, an increase of $56.7 million, compared to net loss of $16.7 million for the year ended December 31, 2009. The anticipated increase in net income is mainly attributable to changes in the fair value of certain warrants issued by the Company during 2010 and the absence in 2010 of certain charges recorded in 2009 arising from convertible notes that were issued by the Company in 2009, as well as the income from government subsidiaries in support of Evatech acquisition and the gain from the business combination of Evatech.

The foregoing information is unaudited and because of the audit of the Company's financial statements for the year ended December 31, 2010 has not been completed, may not reflect all adjustments that would be necessary for a fair presentation of the results for 2010. The actual results could be reported by the Company after completion of its audit could differ from the foregoing estimates.

SAFE HARBOR STATEMENT

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” and similar expressions. These statements reflect the Company’s current expectations and are based upon information presently available to the Company and assumptions that it believes to be reasonable. The Company does not assume any duty to update these statements should such information change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning completion of the audit of the Company's financial statements as of and for the year ended December 31, 2010, the filing of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010 and the audited results and other amounts to be reported therein, as well as the risks and uncertainties identified in the reports that the Company has filed with or furnished to the the Securities and Exchange Commission. The Company’s actual decisions, performance, and results may differ materially.